UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 18)*

TerraForm Power, Inc.
(Name of Issuer)

Common stock, Class A, $0.01 par value
(Title of Class of Securities)

88104R209
(CUSIP Number)

Justin B. Beber
Brookfield Asset Management Inc.
Brookfield Place
181 Bay Street, Suite 300
Toronto, Ontario M5J 2T3
(416) 363-9491
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 8, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 88104R209

1	NAMES OF REPORTING PERSONS
BROOKFIELD ASSET MANAGEMENT INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
ONTARIO

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
139,631,666

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
139,631,666

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
139,631,666

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
61.50%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) Percentage ownership is based on an aggregate number of Class A Shares of 227,044,072 outstanding as of October 8, 2019, after the consummation of the Public Offering (excluding an additional 2,236,135 Class A Shares that the Issuer granted the Underwriters the option to purchase for a period of 30 days commencing on October 3, 2019) and the 2019 Private Placement discussed in Item 4 of this Amendment No. 18, as disclosed in the Issuer’s prospectus supplement for the Public Offering filed with the SEC on October 7, 2019.

CUSIP No. 88104R209

1	NAMES OF REPORTING PERSONS
PARTNERS LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
ONTARIO

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
139,631,666

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
139,631,666

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
139,631,666

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
61.50%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) Percentage ownership is based on an aggregate number of Class A Shares of 227,044,072 outstanding as of October 8, 2019, after the consummation of the Public Offering (excluding an additional 2,236,135 Class A Shares that the Issuer granted the Underwriters the option to purchase for a period of 30 days commencing on October 3, 2019) and the 2019 Private Placement discussed in Item 4 of this Amendment No. 18, as disclosed in the Issuer’s prospectus supplement for the Public Offering filed with the SEC on October 7, 2019.

CUSIP No. 88104R209

1	NAMES OF REPORTING PERSONS
BROOKFIELD BRP HOLDINGS (CANADA) INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
BK

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
ONTARIO

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
139,631,666

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
139,631,666

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
139,631,666

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
61.50%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) Percentage ownership is based on an aggregate number of Class A Shares of 227,044,072 outstanding as of October 8, 2019, after the consummation of the Public Offering (excluding an additional 2,236,135 Class A Shares that the Issuer granted the Underwriters the option to purchase for a period of 30 days commencing on October 3, 2019) and the 2019 Private Placement discussed in Item 4 of this Amendment No. 18, as disclosed in the Issuer’s prospectus supplement for the Public Offering filed with the SEC on October 7, 2019.

CUSIP No. 88104R209

1	NAMES OF REPORTING PERSONS
BBHC ORION HOLDCO L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO, AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
ONTARIO

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
32,859,562

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
32,859,562

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
32,859,562

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.47%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Percentage ownership is based on an aggregate number of Class A Shares of 227,044,072 outstanding as of October 8, 2019, after the consummation of the Public Offering (excluding an additional 2,236,135 Class A Shares that the Issuer granted the Underwriters the option to purchase for a period of 30 days commencing on October 3, 2019) and the 2019 Private Placement discussed in Item 4 of this Amendment No. 18, as disclosed in the Issuer’s prospectus supplement for the Public Offering filed with the SEC on October 7, 2019.

CUSIP No. 88104R209

1	NAMES OF REPORTING PERSONS
BROOKFIELD ASSET MANAGEMENT PRIVATE INSTITUTIONAL CAPITAL ADVISER (CANADA), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
ONTARIO

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
106,772,104

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
106,772,104

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
106,772,104

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
47.03%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Percentage ownership is based on an aggregate number of Class A Shares of 227,044,072 outstanding as of October 8, 2019, after the consummation of the Public Offering (excluding an additional 2,236,135 Class A Shares that the Issuer granted the Underwriters the option to purchase for a period of 30 days commencing on October 3, 2019) and the 2019 Private Placement discussed in Item 4 of this Amendment No. 18, as disclosed in the Issuer’s prospectus supplement for the Public Offering filed with the SEC on October 7, 2019.

CUSIP No. 88104R209

1	NAMES OF REPORTING PERSONS
BROOKFIELD INFRASTRUCTURE FUND III GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
106,772,104

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
106,772,104

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
106,772,104

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
47.03%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Percentage ownership is based on an aggregate number of Class A Shares of 227,044,072 outstanding as of October 8, 2019, after the consummation of the Public Offering (excluding an additional 2,236,135 Class A Shares that the Issuer granted the Underwriters the option to purchase for a period of 30 days commencing on October 3, 2019) and the 2019 Private Placement discussed in Item 4 of this Amendment No. 18, as disclosed in the Issuer’s prospectus supplement for the Public Offering filed with the SEC on October 7, 2019.

CUSIP No. 88104R209

1	NAMES OF REPORTING PERSONS
ORION US GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
106,772,104

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
106,772,104

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
106,772,104

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
47.03%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Percentage ownership is based on an aggregate number of Class A Shares of 227,044,072 outstanding as of October 8, 2019, after the consummation of the Public Offering (excluding an additional 2,236,135 Class A Shares that the Issuer granted the Underwriters the option to purchase for a period of 30 days commencing on October 3, 2019) and the 2019 Private Placement discussed in Item 4 of this Amendment No. 18, as disclosed in the Issuer’s prospectus supplement for the Public Offering filed with the SEC on October 7, 2019.

CUSIP No. 88104R209

1	NAMES OF REPORTING PERSONS
ORION US HOLDINGS 1 L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
BK

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
106,772,104(1)

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
106,772,104(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
106,772,104(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
47.03%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Orion US LP disclaims beneficial ownership of any Class A Shares, including any Class A Shares that may be deemed to be beneficially owned by any other Reporting Person.

(2) Percentage ownership is based on an aggregate number of Class A Shares of 227,044,072 outstanding as of October 8, 2019, after the consummation of the Public Offering (excluding an additional 2,236,135 Class A Shares that the Issuer granted the Underwriters the option to purchase for a period of 30 days commencing on October 3, 2019) and the 2019 Private Placement discussed in Item 4 of this Amendment No. 18, as disclosed in the Issuer’s prospectus supplement for the Public Offering filed with the SEC on October 7, 2019.

This Amendment No. 18 (this “Amendment No. 18”) to Schedule 13D is being filed by Orion US Holdings 1 L.P., Orion US GP LLC, Brookfield Infrastructure Fund III GP LLC, Brookfield Asset Management Private Institutional Capital Adviser (Canada), L.P., Brookfield BRP Holdings (Canada) Inc., Brookfield Asset Management Inc. and Partners Limited to amend the Schedule 13D filed on June 29, 2016 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Original Schedule 13D, filed on July 22, 2016, Amendment No. 2 to the Original Schedule 13D, filed on October 19, 2016, Amendment No. 3 to the Original Schedule 13D, filed on November 10, 2016, Amendment No. 4 to the Original Schedule 13D, filed on November 18, 2016, Amendment No. 5 to the Original Schedule 13D, filed on December 5, 2016, Amendment No. 6 to the Original Schedule 13D, filed on January 10, 2017, Amendment No. 7 to the Original Schedule 13D, filed on January 23, 2017, Amendment No. 8 to the Original Schedule 13D, filed on February 21, 2017, Amendment No. 9 to the Original Schedule 13D, filed on March 8, 2017, Amendment No. 10 to the Original Schedule 13D, filed on May 17, 2017, Amendment No. 11 to the Original Schedule 13D, filed on October 17, 2017, Amendment No. 12 to the Original Schedule 13D, filed on October 18, 2017, Amendment No. 13 to the Original Schedule 13D, filed on February 7, 2018, Amendment No. 14 to the Original Schedule 13D filed on May 29, 2018, Amendment No. 15 to the Original Schedule 13D, filed on June 6, 2018, Amendment No. 16 to the Original Schedule 13D, filed on June 12, 2018, and Amendment No. 17 to the Original Schedule 13D, filed on June 29, 2018 (as so amended, the “Amended Schedule 13D”), with respect to beneficial ownership of the shares of Class A common stock, $0.01 par value per share, of TerraForm Power, Inc., a corporation organized under the laws of the state of Delaware (the “Issuer”).

This Amendment No. 18 hereby amends Items 2, 3, 4, 5(a)-(c), 6 and 7 of the Amended Schedule 13D as follows:

Item 2. Identity and Background.

Item 2 of the Amended Schedule 13D is hereby amended by deleting in its entirety Schedules I, II, III, IV and V, which set forth a list of all the directors and executive officers, and their principal business addresses, principal occupations or employment and citizenship, of Orion US GP, BIF, BRPHC, Brookfield and Partners, respectively, and substituting Schedules I, II, III, IV and V attached hereto in lieu thereof.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Amended Schedule 13D is hereby amended by adding the following:

An additional 80,084 of the Class A Shares reported to be beneficially owned by the Reporting Persons were acquired by the Reporting Persons in August 2018 pursuant to a provision in the Transaction Agreement that provided the Issuer would issue additional Class A Shares to Orion US LP, for no additional consideration, in connection with the final resolution of certain specified litigation. The number of shares was determined pursuant to a formula set forth in the Transaction Agreement.

The remaining additional 2,981,514 Class A Shares reported to be beneficially owned by the Reporting Persons were acquired by the Reporting Persons in connection with the 2019 Private Placement (as defined below) for aggregate consideration of $49,999,989.78. The Class A Shares purchased in the 2019 Private Placement were funded from available liquidity, which includes the BRPHC Revolver.

Item 4. Purpose of Transaction.

Item 4 of the Amended Schedule 13D is hereby amended by adding the following:

On August 3, 2018, the Issuer issued 80,084 Class A Shares to Orion US LP pursuant to a provision in the Transaction Agreement that provides that the Issuer will issue additional Class A Shares to Orion US LP for no additional consideration, in connection with the final resolution of certain specified litigation. The number of Class A Shares issued was determined pursuant to a formula set forth in the Transaction Agreement.

On October 3, 2019, the Issuer entered into an underwriting agreement (the “Underwriting Agreement”) with RBC Capital Markets, LLC, as representative of the several underwriters named therein (collectively, the “Underwriters”), relating to the issuance and sale of 14,907,573 shares of Class A Shares at a price to the underwriters of $16.77 per share in connection with an underwritten registered public offering (the “Public Offering”) by the Issuer, pursuant to the Issuer’s Final Prospectus on Form 424B2 dated October 3, 2019, and filed with the Securities and Exchange Commission on October 7, 2019. In addition, the Issuer granted the Underwriters an option to purchase, at the price of $16.77 per share, up to an additional 2,236,135 Class A Shares for a period of 30 days commencing on October 3, 2019. In connection with the consummation of the Public Offering, on October 8, 2019, BBHC LP and the Issuer entered into a Class A Common Stock Purchase Agreement (the “2019 Purchase Agreement”) pursuant to which, on October 8, 2019, BBHC LP purchased 2,981,514 Class A Shares from the Issuer at a price of $16.77 per share for aggregate consideration of $49,999,989.78 (the “2019 Private Placement”). The foregoing description of the 2019 Purchase Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the 2019 Purchase Agreement, which is attached hereto as Exhibit 99.24, and incorporated by reference herein.

Lock-Up Agreement
In connection with the 2019 Private Placement, BBHC LP, Orion US LP and others entered into a lock-up agreement (the “Lock-Up Agreement”), pursuant to which they have agreed that during the 60-day period commencing on October 3, 2019 (the “Lock-Up Period”), they will not, without the written consent of the Underwriters, directly or indirectly, offer, sell, pledge, contract to sell, grant any option to purchase or otherwise dispose of any Class A Shares, including Class A Shares beneficially owned as of October 3, 2019 or thereafter acquired, subject to certain exceptions.  The Lock-Up Agreement expressly prohibits any hedging transaction or other transaction which is designed or reasonably expected to lead to or result in a disposition of the Class A Shares during the Lock-Up Period.  The foregoing description of the Lock Up Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Lock-Up Agreement, which is attached hereto as Exhibit 99.25 and incorporated by reference herein.

Except as described in this Amendment No. 18 and the Amended Schedule 13D, the Reporting Persons have no plans or proposals which relate to, or would result in, any of the matters described in subsections (a) through (j) of Item 4 of Schedule 13D (although the Reporting Persons reserve the right to develop such plans or proposals, subject to compliance with applicable laws).

Item 5. Interest in Securities of the Issuer.

Item 5(a)-(c) of the Amended Schedule 13D are hereby amended and restated by deleting them in their entirety and substituting the following in lieu thereof:

(a)-(b) The aggregate number and percentage of Class A Shares of the Issuer held by the Reporting Persons to which this Amended Schedule 13D relates is 139,631,666 shares, constituting 61.50% of the Issuer’s currently outstanding Class A Shares. The percentage of Class A Shares of the Issuer is based on an aggregate number of Class A Shares of 227,044,072 outstanding as of October 8, 2019, equal to 209,154,985 Class A Shares outstanding as of October 2, 2019 (excluding 508,033 Class A Shares issued and held in treasury) plus (i) 14,907,573 Class A Shares purchased by the Underwriters in the Public Offering (excluding an additional 2,236,135 Class A Shares that the Underwriters have the option to purchase for a period of 30 days commencing on October 3, 2019) and (ii) 2,981,514 Class A Shares purchased by BBHC LP in the 2019 Private Placement, as disclosed in the Issuer’s prospectus supplement for the Public Offering filed with the SEC on October 7, 2019.

If the Reporting Persons are deemed to be members of a “group,” within the meaning of the Act, such “group” shall be deemed to beneficially own 139,631,666 Class A Shares, which represents 61.50% of the Issuer’s outstanding Class A Shares.

  (i) Orion US LP

(a)	As of October 8, 2019, Orion US LP may, subject to its disclaimer below, be deemed the beneficial owner of 106,772,104 Class A Shares of the Issuer, constituting a percentage of 47.03%

(b)
Sole voting power to vote or direct vote: 0
Shared voting power to vote or direct vote: 106,772,104 Class A Shares of the Issuer
Sole power to dispose or direct the disposition: 0
Shared power to dispose or direct the disposition: 106,772,104 Class A Shares of the Issuer

Orion US LP disclaims beneficial ownership of any Class A Shares, including any Class A Shares that may be deemed to be beneficially owned by any other Reporting Person.

  (ii) Orion US GP

(a)	As of October 8, 2019, Orion US GP may be deemed the beneficial owner of 106,772,104 Class A Shares of the Issuer, constituting a percentage of 47.03%

(b)
Sole voting power to vote or direct vote: 0
Shared voting power to vote or direct vote: 106,772,104 Class A Shares of the Issuer
Sole power to dispose or direct the disposition: 0
Shared power to dispose or direct the disposition: 106,772,104 Class A Shares of the Issuer

Orion US GP does not have any economic interest in any Class A Shares, including any Class A Shares that may be deemed to be beneficially owned by any other Reporting Person.

  (iii) BIF

(a)	As of October 8, 2019, BIF may be deemed the beneficial owner of 106,772,104 Class A Shares of the Issuer, constituting a percentage of 47.03%

(b)
Sole voting power to vote or direct vote: 0
Shared voting power to vote or direct vote: 106,772,104 Class A Shares of the Issuer
Sole power to dispose or direct the disposition: 0
Shared power to dispose or direct the disposition: 106,772,104 Class A Shares of the Issuer

  (iv) BAMPIC Canada

(a)	As of October 8, 2019, BAMPIC Canada may be deemed the beneficial owner of 106,772,104 Class A Shares of the Issuer, constituting a percentage of 47.03%

(b)
Sole voting power to vote or direct vote: 0
Shared voting power to vote or direct vote: 106,772,104 Class A Shares of the Issuer
Sole power to dispose or direct the disposition: 0
Shared power to dispose or direct the disposition: 106,772,104 Class A Shares of the Issuer

  (v) BRPHC

(a)	As of October 8, 2019, BRPHC may be deemed the beneficial owner of 139,631,666 Class A Shares of the Issuer, constituting a percentage of 61.50%

(b)
Sole voting power to vote or direct vote: 0
Shared voting power to vote or direct vote: 139,631,666 Class A Shares of the Issuer
Sole power to dispose or direct the disposition: 0
Shared power to dispose or direct the disposition: 139,631,666 Class A Shares of the Issuer

  (vi) BBHC LP

(a)	As of October 8, 2019, BBHC LP may be deemed the beneficial owner of 32,859,562 Class A Shares of the Issuer, constituting a percentage of 14.47%

(b)
Sole voting power to vote or direct vote: 0
Shared voting power to vote or direct vote: 32,859,562 Class A Shares of the Issuer
Sole power to dispose or direct the disposition: 0
Shared power to dispose or direct the disposition: 32,859,562 Class A Shares of the Issuer

  (vii) Brookfield

(a)	As of October 8, 2019, Brookfield may be deemed the beneficial owner of 139,631,666 Class A Shares of the Issuer, constituting a percentage of 61.50%

(b)
Sole voting power to vote or direct vote: 0
Shared voting power to vote or direct vote: 139,631,666 Class A Shares of the Issuer
Sole power to dispose or direct the disposition: 0
Shared power to dispose or direct the disposition: 139,631,666 Class A Shares of the Issuer

  (viii) Partners

(a)	As of October 8, 2019, Partners may be deemed the beneficial owner of 139,631,666 Class A Shares of the Issuer, constituting a percentage of 61.50%

(b)
Sole voting power to vote or direct vote: 0
Shared voting power to vote or direct vote: 139,631,666 Class A Shares of the Issuer
Sole power to dispose or direct the disposition: 0
Shared power to dispose or direct the disposition: 139,631,666 Class A Shares of the Issuer

(c)	On October 8, 2019, pursuant to the 2019 Purchase Agreement, BBHC LP purchased 2,981,514 Class A Shares from the Issuer at a price per share of $16.77 in the 2019 Private Placement.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Amended Schedule 13D is hereby amended by adding the following:

The information set forth in Item 4 of this Amendment No. 18 is incorporated by reference into Item 6 of the Amended Schedule 13D.

Except as described in this Amendment No. 18 and the Amended Schedule 13D, the Reporting Persons are not currently parties to any other contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer.

Item 7. Materials to Be Filed as Exhibits.

99.24	Class A Common Stock Purchase Agreement, dated October 8, 2019, by and between TerraForm Power, Inc. and BBHC Orion Holdco L.P.
99.25	Lock-Up Agreement, dated October 3, 2019, by and among RBC Capital Markets, LLC as representative of the several underwriters, BBHC Orion Holdco, L.P., Orion US Holdings 1 L.P. and others.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

October 10, 2019

ORION US HOLDINGS 1 L.P., by its general partner, ORION US GP LLC

By:	/s/ Fred Day
Name: Fred Day
Title: President

ORION US GP LLC

By:	/s/ Fred Day
Name: Fred Day
Title: President

BROOKFIELD INFRASTRUCTURE FUND III GP LLC

By:	/s/ Fred Day
Name: Fred Day
Title: President

BROOKFIELD ASSET MANAGEMENT PRIVATE INSTITUTIONAL CAPITAL ADVISER (CANADA), L.P., by its general partner, BROOKFIELD PRIVATE FUNDS HOLDINGS INC.

By:	/s/ James Rickert
Name: James Rickert
Title: Managing Director

BROOKFIELD BRP HOLDINGS (CANADA) INC.

By:	/s/ Jennifer Mazin
Name: Jennifer Mazin
Title: Senior Vice President and Secretary

BBHC ORION HOLDCO L.P., by its general partner, ORION CANADIAN AIV GP INC.

By:	/s/ Adrienne Moore
Name: Adrienne Moore
Title: Vice President

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ Kathy Sarpash
Name: Kathy Sarpash
Title: Vice-President

PARTNERS LIMITED

By:	/s/ Brian D. Lawson
Name: Brian D. Lawson
Title: President

SCHEDULE I

ORION US GP LLC

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

Keiji Hattori, Associate Vice President	NBF Hibiya Building 25F, 1-1-7 Uchisaiwaicho, Chiyoda-ku, Tokyo 100-0011	Senior Vice President of Brookfield	Japan

Matthew Gross, Vice President	200 Donald Lynch Blvd Marlborough, MA 01752	Vice President of Brookfield	U.S.A

Ralph Klatzkin, Vice President	Brookfield Place 250 Vesey Street, 15th Floor New York, NY 10281	Vice President of Brookfield	U.S.A.

Fred Day, President	1200 Smith Street Suite 1200 Houston, TX 77002	Vice President of Brookfield	U.S.A.

Hadley Peer-Marshall, Managing Director	Brookfield Place 250 Vesey Street, 15th Floor New York, NY 10281	Managing Director of Brookfield	U.S.A.

Julian Deschatelets, Senior Vice President	181 Bay Street, Suite 300, Brookfield Place, Toronto, Ontario M5J 2T3, Canada	Managing Director of Brookfield	Canada

Andrea Doreen Rocheleau, Senior Vice President	41 Victoria Street Gatineau, Québec J8X 2A1, Canada	Managing Director of Brookfield	Canada

Adrienne Moore, Vice President	181 Bay Street, Suite 300, Brookfield Place, Toronto, Ontario M5J 2T3, Canada	Vice President of Brookfield	Canada

Mabel Wong, Managing Director	181 Bay Street, Suite 300, Brookfield Place, Toronto, Ontario M5J 2T3, Canada	Managing Director of Brookfield	Canada

SCHEDULE II

BROOKFIELD INFRASTRUCTURE FUND III GP LLC

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

Hadley Peer-Marshall, Managing Director	Brookfield Place 250 Vesey Street, 15th Floor New York, NY 10281	Managing Director of Brookfield	U.S.A.

Mark Srulowitz, Vice President	Brookfield Place 250 Vesey Street, 15th Floor New York, NY 10281	Managing Partner of Brookfield	U.S.A.

Matthew Gross, Vice President	200 Donald Lynch Blvd Marlborough, MA 01752	Vice President of Brookfield	U.S.A

Keiji Hattori, Associate Vice President	NBF Hibiya Building 25F, 1-1-7 Uchisaiwaicho, Chiyoda-ku, Tokyo 100-0011	Senior Vice President of Brookfield	Japan

Ralph Klatzkin, Vice President	Brookfield Place 250 Vesey Street, 15th Floor New York, NY 10281	Vice President of Brookfield	U.S.A.

Fred Day, President	1200 Smith Street Suite 1200 Houston, TX 77002	Vice President of Brookfield	U.S.A.

Mabel Wong, Managing Director	181 Bay Street, Suite 300, Brookfield Place, Toronto, Ontario M5J 2T3, Canada	Managing Director of Brookfield	Canada

SCHEDULE III

BROOKFIELD BRP HOLDINGS (CANADA) INC.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

Edward Kress, Director and Chairman	51 Yonge St, Suite 400 Toronto, Ontario M5E 1J1, Canada	Corporate Director	Canada

David Mann, Director	50 McCurdy Drive Chester, Nova Scotia B0J 1J0, Canada	Corporate Director	Canada

Nancy Dorn, Director	406 Hawkins Island Drive St Simons Island, GA 31522 USA	Corporate Director	U.S.A.

Sachin Shah, Chief Executive Officer	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Managing Partner of Brookfield	Canada

Wyatt Hartley, Chief Financial Officer	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Managing Director of Brookfield	Canada

Jennifer Mazin, Senior Vice President & Secretary	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Managing Partner of Brookfield	Canada

SCHEDULE IV

BROOKFIELD ASSET MANAGEMENT, INC.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

M. Elyse Allan, Director	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Former President and Chief Executive Officer of General Electric Co.	USA and Canada

Jeffrey M. Blidner, Director and Vice Chairman	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Vice Chairman of Brookfield	Canada

Angela F. Braly, Director	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Former Chair, President and Chief Executive Officer of WellPoint Inc.	U.S.A.

Jack L. Cockwell, Director	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Corporate Director	Canada

Marcel R. Coutu, Director	Suite 1700, 335 8th Ave. SW, Calgary, Alberta T2P 1C9, Canada	Former President and Chief Executive Officer of Canadian Oil Sands Limited	Canada

Maureen Kempston Darkes, Director	10 Avoca Avenue Unit 1904 Toronto, Ontario M4T 2B7, Canada	Corporate Director and former President, Latin America, Africa and Middle East, General Motors Corporation	Canada

Murilo Ferreira, Director	Rua General Venãncio Flores 50 Cob. 01 Leblon, Rio de Janiero	Former Chief Executive Officer of Vale SA	Brazil

J. Bruce Flatt, Director and Managing Partner and Chief Executive Officer	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner and Chief Executive Officer of Brookfield	Canada

Robert J. Harding, Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Former Chair of Brookfield	Canada

Brian W. Kingston, Managing Partner	250 Vesey Street, 15th Floor New York, NY 10281-1023 U.S.A.	Managing Partner of Brookfield	Canada

Brian D. Lawson, Director, Managing Partner and Chief Financial Officer	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Director, Managing Partner and Chief Financial Officer of Brookfield	Canada

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

Cyrus Madon, Managing Partner	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Managing Partner of Brookfield	Canada

Frank J. McKenna, Director	TD Bank Group, P.O. Box 1, TD Centre, 66 Wellington St. West, 4th Floor, TD Tower, Toronto, Ontario M5K 1A2, Canada	Chair of Brookfield and Deputy Chair of TD Bank Group	Canada

Lord Augustine Thomas O’Donnell, Director	Frontier Economics, 71 High Holborn, London, U.K. WC1V 6DA	Chairman of Frontier Economics and senior advisor to Brookfield in Europe	United Kingdom

Samuel J.B. Pollock, Managing Partner	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Managing Partner of Brookfield	Canada

Seek Ngee Huat , Director	501 Orchard Road, #08 - 01 Wheelock Place Singapore 23880	Former Chair of the Latin American Business Group, Government of Singapore Investment Corporation	Singapore

Diana L. Taylor, Director	c/o Bloomberg Philanthropies, 25 East 78th Street, New York, N.Y. 10075	Former Vice Chair, Solera Capital LLC	U.S.A and Canada

Timothy Price, Director	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Director of Partners Limited and Brookfield Partners Foundation	Canada

Rafael Miranda, Director	C/Principe de Viana 9 28023 Madrid, Spain	Corporate Director and Former Chief Executive Officer of Endesa, S.A.	Spain

Lori Pearson, Managing Partner and Chief Operating Officer	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Managing Partner and Chief Operating Officer of Brookfield	Canada

Sachin G. Shah, Managing Partner	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Managing Partner of Brookfield	Canada

Justin Beber, Managing Partner, Head of Corporate Strategy and Chief Legal Officer	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Managing Partner, Head of Corporate Strategy and Chief Legal Officer of Brookfield	Canada

SCHEDULE V

PARTNERS LIMITED

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

Jack L. Cockwell, Director and Chairman	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Corporate Director	Canada

Brian W. Kingston, Director	250 Vesey Street, 15th Floor New York, NY 10281-1023 U.S.A.	Managing Partner of Brookfield	Canada

Brian D. Lawson, Director and President	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Director, Managing Partner and Chief Financial Officer of Brookfield	Canada

Cyrus Madon, Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner of Brookfield	Canada

Timothy R. Price, Director	51 Yonge Street, Suite 400 Toronto, Ontario M5E 1J1, Canada	Chairman, Brookfield Funds	Canada

Lorretta Corso, Secretary	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Administrator, Corporate Secretary of Brookfield	Canada

Samuel J.B. Pollock, Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner of Brookfield	Canada

Sachin G. Shah, Director	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Managing Partner of Brookfield	Canada

Lisa Chu, Treasurer	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Senior Vice President of Brookfield	Canada

Brad Rusheleau, Assistant Secretary	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Senior Vice President of Brookfield	Canada